UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq.

Executive Vice President, General Counsel and Secretary

11 Madison Avenue

New York, New York 10010

(212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$448,200,000	$47,958

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 8,300,000 shares of outstanding common stock, no par value per share, of Weight Watchers International, Inc., together with the associated preferred stock purchase rights, at the maximum tender offer price of $54.00 per share.

**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission.

☑	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,958	Filing Party: Weight Watchers International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☑	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities Exchange Commission on December 18, 2006, in connection with the Company’s offer to purchase for cash up to 8,300,000 shares of its common stock, no par value per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $54.00 nor less than $47.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2006 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The following is inserted in the section of the Offer to Purchase titled “Summary Term Sheet” between the fourth and fifth sentences under “How will Weight Watchers pay for the Shares?” on page ii of the Offer to Purchase:

“On January 8, 2007, JPMorgan Chase Bank, N.A. agreed to assume 47% of Credit Suisse’s commitment, with Credit Suisse retaining 53% of its initial commitment.”

ITEM 4.	Terms of the Transaction.

(a)(1)(ii) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and supplemented as follows:

The following is inserted between the third and fourth sentences in the second paragraph in Section 9 (“Source and Amount of Funds”) on page 24 of the Offer to Purchase:

“On January 8, 2007, JPMorgan Chase Bank, N.A. agreed to assume 47% of Credit Suisse’s commitment, with Credit Suisse retaining 53% of its initial commitment.”

The third paragraph in Section 9 (“Source and Amount of Funds”) on page 24 is amended and restated as follows:

“The obligation of Credit Suisse and JPMorgan Chase Bank, N.A. to provide the amended senior credit facility is conditioned on the Offer being consummated and other conditions typical for facilities of this kind and the negotiation and execution of final documents by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and us.”

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(c)(3) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and supplemented as follows:

The following is inserted between the third and fourth sentences in the second paragraph in Section 9 (“Source and Amount of Funds”) on page 24 of the Offer to Purchase:

“On January 8, 2007, JPMorgan Chase Bank, N.A. agreed to assume 47% of Credit Suisse’s commitment, with Credit Suisse retaining 53% of its initial commitment.”

The third paragraph in Section 9 (“Source and Amount of Funds”) on page 24 is amended and restated as follows:

“The obligation of Credit Suisse and JPMorgan Chase Bank, N.A. to provide the amended senior credit facility is conditioned on the Offer being consummated and other conditions typical for facilities of this kind and the negotiation and execution of final documents by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and us.”

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and supplemented as follows:

The following is inserted between the third and fourth sentences in the second paragraph in Section 9 (“Source and Amount of Funds”) on page 24 of the Offer to Purchase:

“On January 8, 2007, JPMorgan Chase Bank, N.A. agreed to assume 47% of Credit Suisse’s commitment, with Credit Suisse retaining 53% of its initial commitment.”

The third paragraph in Section 9 (“Source and Amount of Funds”) on page 24 is amended and restated as follows:

“The obligation of Credit Suisse and JPMorgan Chase Bank, N.A. to provide the amended senior credit facility is conditioned on the Offer being consummated and other conditions typical for facilities of this kind and the negotiation and execution of final documents by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and us.”

ITEM 12.	Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description
(b)(1)	Amended and Restated Commitment Letter, dated January 8, 2007, by and between Weight Watchers International, Inc., Credit Suisse Securities (USA) LLC, Credit Suisse, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
	Name:	Jeffrey A. Fiarman
	Title:	Executive Vice President, General Counsel and Secretary

Date: January 11, 2007

EXHIBIT INDEX

Exhibit Number	Description
(b)(1)	Amended and Restated Commitment Letter, dated January 8, 2007, by and between Weight Watchers International, Inc., Credit Suisse Securities (USA) LLC, Credit Suisse, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.